WaveEdge Partners, LLC
Report Pursuant to Rule 17a-5(d)
Financial Statements
For the Year Ended
December 31, 2020

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65863

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WaveEdge Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Ranch Road, Woodside, CA. 94062

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Selig. 415-577-7783

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH & Co, LLP

(Name – *if individual, state last, first, middle name*)

C07/227, Sector-7, Rohini Delhi 1 110085 India

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Selig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WaveEdge Partners, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California County of SAN MATEO

Subscribed and sworn to (or affirmed) before me on this 26 day of FEB., 2021, by JOHN SELIG, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature

(Seal)

MAULIK ANIL PANDIT
COMM. #2266979
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Exp. Dec. 10, 2022

AJSH & Co LLP
. Chartered Accountants
(Formerly known as " AJSH & Co." converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of the Independent Registered Public Accounting Firm

To the Members of
WaveEdge Partners LLC

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of WaveEdge Partners LLC (the "Company"), and related notes to the statement. In our opinion, the statement present fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition and related notes to the statement is the responsibility of the Company's management. Our responsibility is to express an opinion on it based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understating of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinions.

Our audit included performing procedures to assess the risks of material misstatement of statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audits provide a reasonable basis for our opinion.

Ajsh & Co.

AJSH & Co LLP

We have served as the Company's Auditor since 2019.

New Delhi, India
February 26, 2021

WaveEdge Partners, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$226,526
Receivable from Affiliate	5,334
Prepaid Assets – CRD	250
Total Assets	**$232,110**

Liabilities and Member's Equity

Liabilities	
Accounts Payable	$ 277
Accrued Expenses	189,900
Total Liabilities	**$ 190,177**
Member's Equity	
Member's Equity	$41,933
Total Member's Equity	**$41,933**
Total Liabilities and Member's Equity	**$ 232,110**

See Accompanying Notes to Financial Statement

WaveEdge Partners, LLC
Notes to Financial Statements
December 31, 2020

Note 1 - Organization and Nature of Business

WaveEdge Partners, LLC, (the "Company"), is a Delaware Limited Liability Company, formed February 27, 2003 and approved by the NASD on October 16, 2003 to operate as a broker/dealer. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC); the Financial Industry Regulatory Authority (FINRA); and the Securities Investor Protection Corporation (SIPC) and is engaged in the business of Investment banking and conducting private placements of securities. The company does not hold funds or securities. The Company has operated under its former names, WCP Securities, LLC (from 2010-2012); Skyline Capital Securities, LLC (from 2012 – 2014); and Mavericks Capital Securities, LLC (2014 – 2017).

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company is engaged in business as a securities broker/dealer, which comprises the following classes of services, including:

- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Private placements of securities

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – Based upon the income reported, Investment banking fees are contingent on and recognized upon the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. Private placement revenue is recognized on the closing date of the transaction. The Company considers revenue to be generated when the BD satisfies a performance obligation. Revenue is considered earned when a) Evidence of an arrangement exits; b) The Fee is fixed or able to be determinable; c) Performance has occurred; and d) Collectability is reasonably assured. Revenue is recorded when payment is received and deposited.

Income Taxes – The Company, with the consent of its Member, has elected to be a California Limited Liability Company. For tax purposes, the Company is treated like a sole proprietorship. Therefore, in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although it also imposes a provision for a variable fee based on gross California receipts in excess of $250,000 and an annual LLC tax of $800. The State of Delaware imposes an annual LLC tax of $300.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities for three years and four years respectively after the tax returns are filed.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 – Recent Accounting Pronouncements

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2019. ASC Topic 606 had no material impact on the Company's financial statements.

There were no new accounting pronouncements during the year ended December 31, 2020 that we believe would have a material impact on our financial position or results of operations.

Note 4 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020.

Fair Value Measurements on a Recurring Basis
As of December 31, 2020

Assets	Level 1	Level 2	Level 3	Total
Cash and securities	$226,526	-	-	$226,526

Note 5 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-3) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness of net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2020, the Company had net capital of $36,349 which was $23,671 in excess of is required net capital of $12,678. The Company's ratio of aggregate indebtedness to net capital was 5 to 1.

Note 6 – Related Party Transactions

The Company maintains an Expense Sharing Agreement with an affiliate, where the affiliate pays certain of the Company's expenses, including the Company's proportional share of certain expenses. The Company includes this obligation in their books and records. Pursuant to SEC Rules 15c3-1, 17a-3, 17a-4, and 17a-5, the affiliate maintains a separate schedule of these expenses on a monthly basis. For the year 2020, as of December 31, 2020, the Company has paid the total due for 2020 to the related party.

During the year ended December 31, 2020, the Company paid $438,950 to each Registered Representative including Jeffrey Karan who owns 100% of the Company.

Note 7 – Provision for Taxes

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the Member. Therefore, no provision or liability for Federal income taxes is included in these financial statements.

The State of California requires limited liability companies to pay an annual $800 LLC tax plus a fee based on gross California revenue over $250,000 and a $300 LLC Tax to the State of Delaware. The accompanying financial statements include the $800 LLC and $300 LLC fees.

Note 8 – Exemption from the SEC Rule 15c3-3

The Company is licensed to conduct two types of business and does not carry or hold customer funds or securities. During the audit period, the Company operated under Exemption offered under 15c3-3 (k)(2)(i). We have made a Membership Application Request through the FINRA and will make that change upon their approval.

Note 9 – SIPC Supplementary Report Requirement

The Company has included a SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for the fiscal year ending December 31, 2020.

Note 10 – Compliances

The Company has established procedures for testing its Anti-Money Laundering (AML) Compliance Program as required under the applicable FINRA rules and has conducted its last independent AML test in the year 2017. The Company will conduct the AML test in 2021

Note 11 – Legal Matters

The Company in the normal course of its business may be named in matters arising from its activities as a broker-dealer. In the opinion of management, based upon discussions with legal counsel, the resolution of any matters will not have a material adverse effect on the financial condition of the Company.

In the year 2016, the Company brought a breach of contract claim against a client for lack of payment for a transaction fee. On February 5, 2020, a Jury in Santa Clara County Superior Court (CA) reached a Verdict in favor of the Company and awarded it $1 million per the contract between the parties. Since the Company was the Plaintiff in this case and the Defendant never sought damages, there was never any legal exposure or monetary liability to the Company.

On May 1, 2020, both parties executed a SETTLEMENT, STIPULATION, AND ORDER PERMITTING RELEASE OF MONEY ($1,000,000) DEPOSITED WITH THE COURT'S TREASURY. The Settlement included a Judgement for Interest in the Award of $369,000.00. Both amounts have been recognized in full in these financial statements

Note 12 – Leases

The FASB issued in December 2018 an update to Leases (Topic 842) regarding certain accounting of sales taxes, lessor costs and variable payments. The Company is neither a Lessee or Lessor so the provisions of FASB have no effect on the financial statements

Note 13- Risks and uncertainties

The World Health Organization characterized the recent outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets. The impact of COVID-19 on the Company's financial performance will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be adversely affected.

Note 14 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2020 through February 26, 2021, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.